Filed by Frontier Communications Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Frontier Communications Corporation

Commission File No. 001-11001

GENERAL STORE
OPEN

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frontier Communications

Welcome to the New Frontier

Maggie Wilderotter, Chairman & Chief Executive Officer

Donald Shassian, EVP & Chief Financial Officer

May, 2009

Frontier Communications

Barclays Capital - Worldwide Wireless and Wireline Conference

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frontier Communications

Safe Harbor Statement

Forward-Looking Language

This presentation contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements speak only as of the date of this presentation and are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to: our ability to complete the acquisition of access lines from Verizon; our ability to successfully integrate the Verizon operations and to realize the synergies from the acquisition; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the merger; the failure to obtain our stockholders’ approval; the receipt of an IRS ruing approving the tax-free status of the transaction;
reductions in the number of our access lines and high-speed internet subscribers; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product offerings and the risk that we will not respond on a timely or profitable basis; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation, including potential changes in state rate of return limitations on our earnings, access charges and subsidy payments, and regulatory network upgrade and reliability requirements; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to reduce or refinance our debt; adverse changes in the credit markets and/or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, and/or increase the cost, of financing; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning in 2010, at the earliest; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of increased cash taxes in 2009 and thereafter; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental, or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission (SEC), including our reports on Forms 10-K and 10-Q.  There also can be no assurance that the proposed transaction will in fact be consummated.  We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find it

This material is not a substitute for the prospectus/proxy statement the Company will file with the SEC.  We urge investors to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by the Company with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier Communications Corporation, 3 High Ridge Park, Stamford, CT 06905-1390, Attention:  Investor Relations.

This material shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company's 2009 annual meeting of stockholders filed with the SEC on April 6, 2009.

This material shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section
10 of the Securities Act.

WA
OR
CA
ID
MT
WY
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
IA
MO
AR
LA
MS
AL
GA
FL
SC
NC
TN
KY
IN
OH
MI
WI
PA
ME
NH
MA
CT
Frontier Service Area

- **Geographic Highlights**
  - Rural Footprint (13 Households / Sq Mile)
  - 24 States; 285 counties; 70 Local Market Clusters
  - Mature Cable VOIP Competition (66% of Our Footprint[1])

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frontier Communications

Frontier Communications is ……

Frontier Communications Corporation (NYSE: FTR) is one of the nation's largest rural local exchange carriers, offering local and long-distance telephone service, Internet access, wireless
Internet access, DISH satellite TV and more…..

Key Metrics 1

States

24

Access Lines

2,254,333

High Speed Internet Subscribers

579,943

2008 Revenue ($ in 000s)

$2,237,018

2008 EBITDA2 ($ in 000s)

$1,213,967

2008 Free Cash Flow ($ in 000s)

$493,197

1.

Metrics are as of December 31, 2008

2.

Represents EBITDA (Operating Cash Flow), as adjusted

Geographic Footprint

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frontier Communications

Key Value Drivers

Unique Customer Experience

Robust Local & National Network

Consistent Execution of Operational Goals

Consistent Execution of Financial Goals

TELEPHONE INTERNET TELEVISION WIRELESS DATA

frontier Communications

Customer

Value Added Services

Full High Speed Installation

Price Protection / Auto Renewal

Web Content and Services

Personalized Portal

Wireless Modems

Peace of Mind Services

Integrated Product Offers

Frontier Connections

Digital Phone, HSI, Video, Wireless Data:

Enhancement Upgrades

Business Offers:

Unlimited Long Distance

Metro Ethernet

Expanded Distribution Channels

Alternate Channels

In-Bound Call Centers

Internet Sales

Localized Offerings

“Aspirational” Gifts

Localized Messaging

Seasonal Promotions &

Targeted Incentives

Community Involvement

Local Presence

Events, Organization Membership

Educational Support

One-to-One Marketing

Anniversary Program

Loyalty Program

Retention Plans

Segmentation

Win Back

Customer Service

24/7 Local Technician Service

Customer Service – 7 days/week

Internet Help Desk – 24/7

2 Hour Appointment Windows

Electronic Bill Payment

Online Information and Ordering

Unique Customer Experience

Goals:

Retain Customers

  Increase Customer Spending

Acquire New Customers

Win Back Lost Customers

Frontier’s Local “Go – To – Market” Strategy

Seattle
Palo Alto
Salt Lake City
Phoenix
Minneapolis
Chicago
Rochester
Newark
Ashburn
McLean
Atlanta
10 Gig E IP
OC12 IP
OC3 IP
DS3 IP
T1 IP
OC3 ATM
DS3 ATM

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frontier Communications

Robust Local & National Network

Diverse, High Capacity 10 Gig Data Backbone

12,060 Route Miles / Avg. 30% Utilized

Quality Enabled Network
That Provides Priority To
Voice And Data

Complete Redundancy In
Both Network Equipment
And Routes

250 Bilateral Peering
Agreements To Reduce
Cost

Deep Packet Inspection
Technology Implemented

TELEPHONE | INTERNET | TELEVISION | WIRELESS DATA
Frontier Communications

Consistent Execution of Operational Goals

Customers Have Demonstrated a Willingness to Pay for Quality

Development and Delivery of New Products and Services Provides
Diversity for Our Revenue Stream

$222 M

$249 M

$248 M

$240 M

$241 M

$240 M

$237 M

$232 M

$230 M

$175 M

$195 M

$215 M

$235 M

$255 M

$275 M

1,250 K

1,300 K

1,350 K

1,400 K

1,450 K

1,500 K

1,550 K

1,600 K

1,650 K

1,700 K

1,750 K

Q1 '07

Q2 '07

Q3 '07

Q4 '07

Q1 '08

Q2 '08

Q3 '08

Q4 '08

Q1 '09

Residential Lines

Residential Revenues

TELEPHONE INTERNET TELEVISION WIRELESS DATA
frontier Communications

Consistent Execution of Operational Goals

Frontier Provides Our Business Customers Multiple Options for Their
Communications Needs

Today’s Business Customers Continue to Require Greater Bandwidth For
Their Operations

$195 M

$217 M

$215 M

$223 M

$220 M

$222 M

$222 M

$219 M

$217 M

$160 M

$170 M

$180 M

$190 M

$200 M

$210 M

$220 M

$230 M

$240 M

$250 M

$260 M

750 K

760 K

770 K

780 K

790 K

800 K

810 K

820 K

830 K

840 K

850 K

860 K

Q1 '07

Q2 '07

Q3 '07

Q4 '07

Q1 '08

Q2 '08

Q3 '08

Q4 '08

Q1 '09

Business Lines

Business Revenues

Consistent Execution of Financial Goals

Strong, Stable Free Cash Flow Generation

Maintaining Stable Revenues

Delivering Quality Products and Services our Customers Want

Driving Customer Revenues 1

Notes

1.

Customer revenue is defined as total revenue less access services. Access services include switched network access and subsidies.

2.

The reduction in Average monthly Customer Revenue / Average access line between Q1 ’07 and Q2 ’07 was due in part to the acquisition of Commonwealth Telephone

2

$222

$249

$248

$240

$241

$240

$237

$232

$230

$195

$217

$215

$223

$220

$222

$222

$219

$217

$63.37

$61.53

$62.14

$63.17

$63.88

$65.07

$65.89

$66.08

$66.78

$ M

$100 M

$200 M

$300 M

$400 M

$500 M

$600 M

$40.00

$45.00

$50.00

$55.00

$60.00

$65.00

$70.00

Q1 '07

Q2 '07

Q3 '07

Q4 '07

Q1 '08

Q2 '08

Q3 '08

Q4 '08

Q1 '09

Residential Revenues

Business Revenues

Avg. Mthly Cust. Rev  / Avg. Access Line

284
General
Welcome

TELEPHONE INTERNET TELEVISION WIRELESS DATA
frontier Communications

The “New” Frontier….

Transaction Overview & Financial Highlights

TELEPHONE INTERNET TELEVISION WIRELESS DATA
frontier Communications

The “New” Frontier….

TRANSFORMATIONAL TRANSACTION for Frontier

Frontier becomes the largest “pure” rural provider of voice, broadband and video services with more than 7 million access lines in 27 states

Delivers substantial long-term shareholder value

Improves balance sheet strength; increases financial
and operational flexibility

Creates a strong platform for continued growth and
improves the company’s overall strategic position

TELEPHONE
INTERNET
TELEVISION
WIRELESS DATA
frontier Communications

Transaction Overview

Transaction Structure

Reverse Morris Trust

Simultaneous tax-free spin-off of SpinCo and merger with Frontier

Valuation

SpinCo Enterprise Value: $8.6B

Implied purchase multiple of 4.5x SpinCo’s FY 2008 EBITDA

Financing

Equity consideration based on Frontier’s 30 day average share price at time of close

Subject to a collar of $7.00 – $8.50, 66% - 71% VZ stockholder ownership

Fixed number of shares outside the collar

$3,208M of debt to be raised prior to closing

Proceeds to be paid to Verizon

Governance

Maggie Wilderotter, Chairman & Chief Executive Officer

Frontier management leadership

12 member board (Verizon elects 3 new members to Frontier existing board)

Post Closing Dividend Policy

Annual dividend of $0.75 per share

Estimated Synergies

Revenue upside from broadband, long distance, video and bundles

$500M of cash OpEx savings (21% of 2008 SpinCo cash OpEx)

Required Approvals

Hart Scott Rodino

Frontier shareholder approval

Verizon IRS ruling

FCC and certain state and local regulatory approvals

Expected Closing

Approximately 12 months

TELEPHONE | INTERNET | TELEVISION | WIRELESS DATA
frontier Communications

Transaction Rationale

Rural Profile

SpinCo properties have an average of 37 households per sq. mile

70% of lines in rural areas

Less than 1% of lines in urban areas

Complementary Footprint

Frontier currently has operations in 11 of the 14 states in which SpinCo operates

Attractive Demographics

Properties have a similar profile to Frontier’s current footprint

Median income of $50.1K, 74% home ownership, average age of 48

Upside for Organic Growth

Ability to implement Frontier’s proven “go-to-market” strategy

Local engagement model will improve customer loyalty and drive revenue performance

Ability to Leverage Scale

Leverage scalability of common support functions (e.g. IS, Accounting)

Ability to achieve synergies from operating and capital expenditures

Reasonable Capital
Investment

Currently, broadband is only available to ~60% of households

Opportunity to expand broadband deployment

Free Cash Flow Accretive

The transaction drives significant free cash flow per share accretion in year 2 and beyond

Improves Dividend Payout
Ratio

$0.75 per share dividend after closing

Payout ratio declines based on new dividend policy and increased cash flow

Serving Rural America IS our business

Frontier becomes the largest “pure” rural communications provider

Transaction Summary

Verizon

Stockholders

Frontier
Stockholders

Verizon

Frontier

(FTR + 4.8M
SpinCo Lines)

32%

$3,333M

SpinCo pays Verizon
$3,333M in cash or
debt relief

Verizon distributes
100% of SpinCo to
Verizon shareholders

SpinCo merges with
Frontier; Frontier is
the surviving entity

Parameter

Frontier (a)

SpinCo

Total

Price/Share

$                        7.75

$                        7.75

$                        7.75

Shares Outstanding

                            312

                           677

                             989

Equity Value

$                     2,421

$                     5,247

$                     7,668

Net Debt

                         4,547

                        3,333

                        8,005 (b)

Firm Value

$                     6,968

$                     8,580

$                   15,673

2008 EBITDA (c)

$                     1,214

$                     1,918

$                     3,132

FV/'08 EBITDA

                             5.7x

                              4.5x

                              5.0x

Net Debt/'08 EBITDA

                             3.8x

                              1.7x

                               2.6x

Share price collar of
$7.00 – $8.50 per
share; 617 – 750M
shares (66-71%)
Verizon stockholder
ownership

(a)

As of 3/31/09

(b)

Includes $125 million of financing for integration costs

(c)

FY 2008 Pro forma EBITDA, excludes synergies

TELEPHONE INTERNET TELEVISION WIRELESS DATA
frontier Communications

The “New” Frontier….

What differentiates this transaction from previous RBOC
line purchases?

System Conversion Experience

13 states run on a separate billing platform that comes with SpinCo in the acquisition; Only one state, representing 13% of SpinCo access lines, required to be converted by closing

Deleveraging Transaction

This is a deleveraging transaction. FY 2008 pro forma combined leverage of 2.6x – approaching investment grade

Strong Rural Markets

Substantially the same rural profiles as Frontier has today.
Predominately rural markets (37 households  / sq. mile); less than
1% of the footprint is urban

Track Record of Successful
Integrations

Frontier management successfully operates a 2M + access line business, generating $2.2B of revenue in 24 states. We have
successfully integrated Rochester Telephone, Commonwealth
Telephone and Global Valley Networks realizing greater than
anticipated synergies, and have consolidated 5 billing systems in the past 5 years

TELEPHONE | INTERNET | TELEVISION | WIRELESS DATA
frontier Communications

Substantial Revenue & Cost Saving Opportunities

Revenue
Opportunity

Increased Broadband availability

Frontier market approach improves critical
customer metrics

Access line losses

HSI penetration

Long distance penetration

Video penetration

Synergies

Executive Management

Legal

Information Systems

Finance & Accounting

Increased purchasing power with vendors

~ $500M
Annually

Non-Recurring

Integration Costs

Branding

IT Development

Severance

CapEx ~ $126M

OpEx ~ $66M

SpinCo
Frontier
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
-10.0%
-12.0%
-10.2%
-7.2%

SpinCo
Frontier
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
20.9%
25.7%

SpinCo
Frontier
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
46.3%
69.0%

SpinCo
Frontier
10.0%
0.0%
5.2%
8.9%

Ongoing Value Creation

Our ability to migrate the acquired properties to Frontier’s performance metrics offers the potential for significant value creation

Access Line Decline

Long Distances Penetration

HSI Penetration

Satellite TV Penetration

Note: Data is as of 12/31/08.

TELEPHONE INTERNET TELEVISION WIRELESS DATA
frontier Communications

Key Financial Characteristics

(a)

Adjusted to exclude Severance and Early Retirement Costs and Legal Settlement Costs.

(b)

2008 audited financial statements adjusted for certain matters

(c)

Assuming Frontier issues share at the mid-point of the collar

2.6x

$1.44

$1,423

9

(701)

(364)

(653)

48.0%

3,132

$6,524

Sub-Total

2008 Statistics

Frontier

SpinCo (b)

Synergies

Total

Revenue

$2,237

$4,287

---

$6,524

EBITDA

1,214

1,918

$500

3,632

% EBITDA Margin

54.3%

44.7%

55.7%

Bridge to Free Cash Flow:

Interest Expense

(363)

(290)

0

(653)

Cash Taxes

(79)

(285)

(190)

(554)

Capital Expenditures

(288)

(413)

0

(701)

Other

9

0

0

9

Free Cash Flow

$493

$930

$310

$1,733

FCF/Share

$1.58

$1.37

N/A

   $1.75 (c)

Net Debt  / EBITDA

3.8x

1.7x

2.2x

Dividends ($0.75 / share)

---

---

---

$742 (c)

Dividend Payout Ratio

---

---

---

43% (c)

   (a)

The “New” Frontier….

TRANSFORMATIONAL TRANSACTION for Frontier

Frontier becomes the largest “pure” rural provider of voice, broadband and video services with more than 7 million access lines in 27 states

Delivers substantial long-term shareholder value

Improves balance sheet strength; increases financial
and operational flexibility

Creates a strong platform for continued growth and
improves the company’s overall strategic position

Appendix

Industry Leading Profile

2008 Revenue ($B) (a)

2008 EBITDA ($B) (a)

Total Access Lines (M)

Voice + Broadband Connections (M)

Source:     Company filings and Wall Street research – 2008 data.

(a)            Reflects Embarq excluding Logistics and Qwest Wireline only.

2.3

3.0

7.0

7.7

11.6

0

5

10

15

Frontier

WIN

Frontier
Pro
Forma

CTL + EQ

Q

$2.2

$3.2

$6.5

$8.3

$13.0

$0

$5

$10

$15

$20

Frontier

WIN

Frontier

Pro

Forma

CTL + EQ

Q

2.8

4.0

8.6

9.7

14.4

0

5

10

15

20

Frontier

WIN

Frontier

Pro

Forma

CTL + EQ

Q

$1.2

$1.6

$3.1

$3.9

$6.9

$0

$2

$4

$6

$8

Frontier

WIN

Frontier

Pro

Forma

CTL + EQ

Q

TELEPHONE | INTERNET | TELEVISION | WIRELESS DATA

frontier Communications

FY 2008 Key Metrics

Frontier
Standalone

Frontier

Pro Forma

Combined Company Snapshot

23

* New State for Frontier

Frontier Properties

SpinCo Properties

Revenue:

$2.2B

$6.5B

EBITDA (a):

$1.2B

$3.1B

Ending Access Lines:

2.3M

7.0M

Number of States:

24

27

Pro Forma

% of

Footprint

Total

West Virginia

761

10.8%

Indiana

723

10.3%

New York

684

9.7%

Illinois

671

9.5%

Ohio

635

9.0%

Washington*

579

8.2%

Michigan

526

7.5%

Pennsylvania

427

6.1%

Wisconsin

343

4.9%

Oregon

323

4.6%

North Carolina*

263

3.7%

Minnesota

211

3.0%

California

168

2.4%

Arizona

152

2.2%

Idaho

133

1.9%

South Carolina*

128

1.8%

Tennessee

79

1.1%

Nevada

60

0.8%

Iowa

45

0.6%

Nebraska

43

0.6%

Alabama

26

0.4%

Utah

22

0.3%

Georgia

19

0.3%

New Mexico

8

0.1%

Montana

8

0.1%

Mississippi

5

0.1%

Florida

4

0.1%

Total

7,045

Pro Forma Access Lines By State

(a)  Excludes synergies

Common Properties

SpinCo Properties

Frontier Properties

TELEPHONE INTERNET TELEVISION WIRELESS DATA

frontier Communications

Access Line Detail

As of 12/31/08

Frontier

SpinCo

Combined

West Virginia

143,982

617,036

761,018

Indiana

4,647

718,251

722,898

Illinois

97,461

573,321

670,782

Ohio

552

634,153

634,705

Michigan

19,102

507,462

526,564

Wisconsin

62,007

281,350

343,357

Oregon

12,626

309,904

322,530

California

143,871

24,205

168,076

Arizona

145,241

6,297

151,538

Idaho

20,035

113,002

133,037

Nevada

23,701

35,989

59,690

673,225

3,820,970

494,195

Washington

-

578,506

578,506

North Carolina

-

263,479

263,479

South Carolina

-

127,718

127,718

-

969,703

969,703

New York

683,880

-

683,880

Pennsylvania

427,489

-

427,489

Minnesota

210,983

-

210,983

Tennessee

79,014

-

79,014

Iowa

44,891

-

44,891

Nebraska

43,106

-

43,106

Alabama

25,980

-

25,980

Utah

21,718

-

21,718

Georgia

19,167

-

19,167

New Mexico

8,001

-

8,001

Montana

7,659

-

7,659

Mississippi

5,474

-

5,474

Florida

3,746

-

3,746

1,581,108

-

1,581,108

2,254,333

4,790,673

7,045,006